1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 10, 2018

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Western Asset Total Return ETF (the “Fund”),

a series of Legg Mason ETF Investment Trust (the “Trust”)

Post-Effective Amendment No. 53 (the “Amendment”)

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Dear Mr. Gregory:

The Trust filed the Amendment on July 30, 2018 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”). This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned and Juliet M. Han of Willkie Farr & Gallagher LLP on August 9, 2018 and subsequent conversations with Neesa P. Sood of Willkie Farr & Gallagher LLP on August 15, 2018, August 20, 2018 and September 7, 2018. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Amendment unless otherwise defined in this letter.

We note that the first Post-Effective Amendment to the Trust’s Registration Statement with respect to this Fund was made on August 8, 2017. Since then we have received and addressed comments from the staff resulting in the filing of four CORRESP filings on January 2, 2018, January 11, 2018, July 30, 2018 and September 10, 2018.

General

Comment No. 1.       Please note that the Fund and management are responsible for the accuracy and adequacy of disclosures notwithstanding any review, action, or absence of action by the SEC Staff. Please inform the staff of the status of the Fund’s 19b-4 application. No sales of the Fund’s shares may be made until the 19b-4 order is granted.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Response:                 The Trust has separately informed the staff of the expected timing and will update the staff from time to time, as necessary, as has occurred periodically (most recently on August 17, 2018). The Fund has also updated disclosure based on the current draft of the 19b-4 application which was submitted to the Division of Trading and Markets on August 21, 2018, including to note that debt instruments include loans and other similar instruments, to disclose no more than 10% of the Fund’s total assets will be invested in CDOs (which are comprised only of CBOs and CLOs) and that the Fund will also not invest more than 20% of its total assets in junior loans (e.g., debt instruments that are unsecured and subordinated).

Comment No. 2.       Comments with regard to one disclosure are applicable to similar disclosure appearing elsewhere in the registration statement.

Response:                 The Fund confirms that it has applied its responses to comments to any similar disclosure across the registration statement.

Comment No. 3.       In the next filing, please update any information and complete information that is missing or in brackets.

Response:                 The Fund confirms that it has updated any information and completed information that is missing or in brackets in the 485(a) filing, to the extent possible. Certain information (e.g., date of the Prospectus and SAI, month that portfolio managers started managing the Fund, etc.) will need to be completed at a later date.

Comment No. 4.       Please file your response to the staff’s comments as CORRESP on Edgar at least five days prior to the effective date of the next Post-Effective Amendment in order to give the staff enough time to adequately review the responses.

Response:                 The Fund confirms that it will file its response to the staff’s comments as CORRESP on Edgar at least five days prior to the effective date of the next Post-Effective Amendment.

Accounting

Comment No. 5.       The Prospectus states that the Fund may invest in ETFs. Please confirm that if the Fund intends to invest in these types of holdings their fees and expenses will be included as acquired fund fees and expenses (“AFFE”). Please confirm if the Fund plans to do any borrowings, that the Fund will include interest expense in the fees and expenses table.

Response:                 The Fund may invest in ETFs and the Fund confirms that the fees and expenses of investing in ETFs will be included as AFFE, as appropriate. However, since the amount of AFFE is currently estimated to be less than 0.01%, no line item is included for AFFE for the initial registration statement. The Fund does not currently plan to do any borrowings and therefore no interest expense is included in the fees and expenses table.

Comment No. 6.       If the fee waiver is subject to recoupment, please disclose the terms of recoupment and ensure that the recoupment period is limited to three years from the date of the waiver and/or reimbursement. Please also disclose that any recoupments would be limited the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture.

Response:                 Because the fee waiver is not subject to recoupment for amounts waived during the period described in the Prospectus, no disclosure will be added.

Exhibits

Comment No. 7.       We note that the current legal opinion included as Exhibit (i)(9) is dated January 16, 2018 and relates to the prior registration statement for the Fund that was withdrawn on February 14, 2018 on Form AW, which included all amendments relating to that registration statement. Accordingly, please file a new registration statement which contains a new legal opinion and consent relating to the offering of the Fund’s shares.

Response:                 The Trust will file a new legal opinion and consent from Venable LLP with respect to the legality of shares of the Fund in a new 485(a) filing with respect to the Fund, as requested.

Prospectus – Principal investment strategies

Comment No. 8.       In response to Comment No. 8 in the correspondence filed on July 30, 2018 (the “July Correspondence”), you indicated that the disclosure regarding the Fund’s investments in work out securities, non-convertible preferred securities and warrants would remain in the Fund’s 80% policy. Prior disclosure indicated that the Fund would not invest in such securities at inception. For clarity, please reinstate the prior disclosure to such effect and make conforming changes throughout the registration statement.

Response:                 The Fund has added the clarifying prior disclosure into the Prospectus, as shown below (added language bolded and underlined):

Under normal market conditions, the fund will seek its investment objective by investing at least 80% of its net assets in a portfolio comprised of fixed income securities, debt instruments, derivatives, work out securities, non-convertible preferred securities, warrants, cash and cash equivalents, foreign currencies, and exchange-traded funds (“ETFs”) that provide exposure to these investments (“Principal Investments”). However, at the fund’s inception, the fund expects to invest principally in the Principal Investments except for work out securities, non-convertible preferred stock and warrants.

Comment No. 9.       For consistency, please use the phrase “average effective duration” rather than “effective duration” as requested in prior comments and make conforming changes throughout the registration statement.

Response:                 For consistency, the Fund has replaced all references of “average effective duration” to “effective duration.”

Prospectus – Principal risks

Comment No. 10.       Our prior comment in the July Correspondence requested that the “Mortgage-backed and asset-backed securities risk” be moved to a prominent place in the “Principal risks” section. Please rename this risk factor to the “Asset-backed and mortgage-backed securities risk” and relocate the risk factor in alphabetical order.

Response:                   The Fund has renamed the risk factor to “Asset-backed and mortgage-backed securities risk” and has relisted the risk factor below the “Asset class risk” accordingly.

Prospectus – More on the fund’s investment strategies, investments and risks

Comment No. 11.       With respect to the historic duration range:

(i)         We note that in response to Comment No. 15 in the July Correspondence that the Fund revised the disclosure to state that “the subadviser uses the historic duration range of Bloomberg Barclays U.S. Aggregate Index, a widely accepted broad U.S. market index. As of the date of this Prospectus, the duration for the Bloomberg Barclays U.S. Aggregate Index was approximately 6 years.” Please clarify in the disclosure the period used to calculate the historic duration of the proxy index. For example, is the historic duration measured over a 10-year or 30-year period? Please revise as appropriate.

Response: The Fund has revised the disclosure to reflect its anticipated normal effective duration range and to simplify the disclosure as follows:

Although the fund may invest in securities and debt instruments of any maturity, ~~the fund will normally maintain an average effective duration within 35% of the average duration of the U.S. bond market as a whole as estimated by the fund’s subadviser. As of the date of this Prospectus,~~ the fund expects the normal range of the fund’s effective duration to be approximately ~~1.5~~2 to 9~~.5~~ years. ~~The subadviser uses the historic duration range of Bloomberg Barclays U.S. Aggregate Index, a widely accepted broad U.S. market index. As of the date of this Prospectus, the duration for the Bloomberg Barclays U.S. Aggregate Index was approximately 6 years. The subadviser may change the index from which it measures historic duration from time to time.~~ Effective duration seeks to measure the expected sensitivity of market price to changes in interest rates, taking into account the anticipated effects of structural complexities (for example, some bonds can be prepaid by the issuer).

(ii)         Per Comment No. 9 above, please use the measurement of the average effective duration with respect to the proxy index, if available.

Response: Per the response to Comment No. 9 above, the Fund will use “effective duration” throughout the registration statement, which is the actual measurement employed by the subadviser and, therefore, is accurate. The disclosure describes how effective duration is measured. The disclosure about the proxy index has been removed per Comment No. 11(i) above.

Prospectus – Additional Information

Comment No. 12.       The section titled “Additional information” includes the following disclosure: “Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived (italics added).” Please replace the italicized language with “other than rights conferred by federal or state securities laws.”

Response:                   The Fund has updated the disclosure as requested.

Statement of Additional Information (“SAI”)

Comment No. 13.       In the disclosure relating to “Reverse Repurchase Agreements and Forward Roll Transactions,” please delete “or by entering into offsetting transactions or owning positions covering its obligations” because “cover” for reverse repurchase agreements is only by asset segregation as noted in Release No. IC-10666.

Response:                   The Fund has updated the disclosure as follows:

A reverse repurchase agreement is a portfolio management technique in which the fund temporarily transfers possession of a portfolio instrument to another person, such as a financial institution or broker-dealer, in return for cash. At the same time, the fund agrees to repurchase the instrument at an agreed upon time (normally within seven days) and price, including an interest payment. While engaging in reverse repurchase agreements, the fund will cover its commitment under these instruments ~~by the segregation of~~ with liquid assets ~~or by entering into offsetting transactions or owning positions covering its obligations~~ or using other methods currently or in the future permitted under the 1940 Act, the rules and regulations thereunder, or orders issued by the SEC thereunder. For these purposes, interpretations and guidance provided by the SEC staff may be taken into account when deemed appropriate by the fund.

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If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Neesa P. Sood, Willkie Farr & Gallagher LLP

Juliet M. Han, Willkie Farr & Gallagher LLP

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